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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARCA CAPITAL INVESTMENTS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 SE 2ND AVENUE SUITE 2530
(No. and Street)

MIAMI	FLORIDA	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Perry Carter (305) 418-6302
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KSDT & CO.
(Name – *if individual, state last, first, middle name*)

9300 S. DADELAND BLVD #600	MIAMI	FLORIDA	33156
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, SIMON AMICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARCA CAPITAL INVESTMENTS, INC, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Emilio Antelo, ARCA International Bank, ARCA Capital S.A.

Notary Public State of Florida
Perry Carter
My Commission GG 198669
Expires 03/21/2022

Notary Public

Signature

President & CEO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Review Report of Independent Registered Public Accounting Firm

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARCA

ARCA CAPITAL INVESTMENTS, INC.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As of December 31st, 2018

ARCA

ARCA CAPITAL INVESTMENTS, INC.
TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Arca Capital Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Arca Capital Investments, Inc. as of December 31, 2018, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Arca Capital Investments, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Arca Capital Investments, Inc.'s management. Our responsibility is to express an opinion on Arca Capital Investments, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Arca Capital Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FLORIDA 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WEB KSDT-CPA.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Continued)

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Arca Capital Investments, Inc.'s financial statements. The supplemental information is the responsibility of Arca Capital Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

We have been engaged as Arca Capital Investments, Inc.'s auditor since 2013.

Miami, Florida

February 22, 2019

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FLORIDA 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WEB KSDT-CPA.COM

ARCA

ARCA CAPITAL INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS		
Cash and cash equivalents	$	366,285
Deposits with clearing brokers		352,983
Due from clearing brokers		35,312
Furniture and equipment, net of accumulated depreciation of $274,249		32,433
2.68% note receivable from employee		35,900
Security deposits		94,320
Other assets		78,957
	$	996,190
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$	57,319
Accrued expenses		366,684
Installment note payable		9,550
		433,553
Stockholder's equity		
Common stock, $1 par value, 1,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		10,961,746
Accumulated deficit		(10,400,109)
		562,637
	$	996,190

The accompanying notes are an integral part of these financial statements.

ARCA

ARCA CAPITAL INVESTMENTS, INC.
STATEMENT OF OPERATIONS

Year Ended December 31, 2018

Revenues		
Trading Income	$	894,951
Commissions		256,061
Interest and dividend income		73,154
Other miscellaneous income		125,842
		1,350,008
Expenses		
Employee compensation and benefits		759,840
Commissions		516,567
Occupancy		182,332
Communications and market data		549,613
Professional fees		138,403
Travel and entertainment		3,122
Depreciation		49,587
Other operational expenses		435,700
		2,635,164.00
Net loss	$	(1,285,156)

The accompanying notes are an integral part of these financial statements.

ARCA

ARCA CAPITAL INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2018

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balances, beginning of year	1,000	$ 1000	$ 10,561,746	$ (9,114,953)	$ 1,447,793
Capital contribution from stockholder			400,000		400,000
Net loss				(1,285,156)	(1,285,156)
Balances, end of year	1,000	$ 1,000	$ 10,961,746	$ (10,400,109)	$ 562,637

The accompanying notes are an integral part of these financial statements.

ARCA

ARCA CAPITAL INVESTMENTS, INC.
STATEMENT OF CASH FLOWS

Year Ended December 31, 2018

Cash flows from operating activities		
Net loss	$	(1,285,156)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		49,587
Changes in operating assets and liabilities:		
Increase in deposits with clearing brokers		298,056
Decrease in due from clearing brokers		244,289
Increase in other assets		82,612
Increase in accounts payable		90,612
Increase in accrued expenses		(229,019)
Net cash used in operating activities		(749,019)
Cash flows from financing activities		
Payments on installments notes payable		(152,352)
Capital contribution from stockholder		400,000
Net cash provided by financing activities		247,648
Cash flows from investing activities		
Purchase of furniture and equipment		(326)
Net cash used in investing activities		(326)
Net decrease in cash and cash equivalents		(501,697)
Cash and cash equivalents, beginning of year		867,982
Cash and cash equivalents, end of year	$	366,285
Supplemental cash flows disclosures:		
Interest expense paid	$	971

The accompanying notes are an integral part of these financial statements.

ARCA

ARCA CAPITAL INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

1. Organization and Nature of Operations

ARCA Capital Investments, Inc. (the "Company") was formerly known as IBG Trading, Inc., but changed its name in 2010 to Bianco Financial, Inc. On January 17, 2013, the Company changed its name to ARCA Capital Investments, Inc.

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an introducing broker, and as such clears all transactions on a fully disclosed basis through clearing firms and does not hold customer funds or customer securities.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements, as well as their related disclosures. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition

Commission income and trading income and related commission revenue from customer transactions are recorded on a trade-date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

On January 1, 2018, the Company adopted the new accounting standard ASC 606, Revenue from Contracts with Customers and all the related amendments ("new revenue standard") to all contracts using the full retrospective method. There were no adjustments required related to the adoption of the standard.

Cash and Cash Equivalents

The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. Cash balances consist of cash held at two commercial banks.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulations includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15(c) 3-1) which requires that the Company maintain a minimum net capital, as defined.

2. Summary of Significant Accounting Policies (continued)

Furniture and Equipment, net

Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight- line method over the estimated useful lives of the assets which range from five to ten years. Repairs and maintenance are expensed as incurred while betterments and improvements are capitalized. When furniture and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

In accordance with U.S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 – Inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

2. Summary of Significant Accounting Policies (continued)

Receivables

Commission and fees receivable due from customers are uncollateralized earned fees arising from the Company's normal operations. Management has reviewed all receivable balances including the note receivable from employee and determined that theses balances are fully collectible and are therefore stated at net realizable value with no allowance for doubtful accounts considered necessary.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy (continued)

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates. The carrying amount of all financial assets and liabilities approximates fair value.

As of December 31, 2018, the Company does not have any financial assets or liabilities that are measured at fair value on a recurring or non-recurring basis.

Loss Contingencies

Loss Contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

Income Taxes

For income tax purposes, the Company maintains its accounts using the accrual method of accounting. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Financial Instruments with Off-Balance Sheet Risk

The Company, under its correspondent agreements with its clearing brokers, has agreed to indemnify the clearing brokers from damages or losses resulting from customer transactions. The Company is therefore exposed to off- balance sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company believes that it is unlikely it will have to make a material payment under this indemnity, and accordingly, has not recorded any contingent liability in its financial statements.

3. Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely- than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate.

In accordance with U.S. GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns under U.S. Federal and State jurisdictions. These returns are subject to income tax examinations by major taxing authorities generally for three years after the returns are filed. Therefore the current year and three preceding years remain subject to examination as of December 31, 2018.

As of December 31, 2018, the Company has a Federal net operating loss carry-forward of approximately $7,265,000 and a Florida net operating loss carry-forward of $10,560,000 which can be carried forward indefinitely.

Temporary differences primarily related to the Company's Federal and State net operating loss carry-forwards give rise to a net deferred tax asset of $ 0, net of a valuation allowance of approximately $1,526,000, based on tax rates effective for 2018.

4. Clearing Arrangements

The Company has clearing agreements with clearing brokers to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the clearing brokers. The Company maintains a deposit with APEX Clearing Corporation in the amount of approximately $203,000 and $150,000 with INT'L FC Stone Financial, Inc. which is included in the "Deposits with clearing brokers" line of the statement of financial condition. As of August 31, 2018 the firm terminated the relationship with APEX Clearing Corporation and incurred a termination fee of $140,000, which was paid in January 2019 by the Company. The remaining portion of the deposit was returned to the Company in January 2019. No other deposits are required. The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these statements to its primary clearing brokers, which maintain the customers· accounts and clears such transactions.

5. Furniture and equipment, net

Furniture and equipment, net, consisted of the following at December 31, 2018:

Furniture and fixtures	$175,963
Office equipment	130,720
	306,683
Less: accumulated depreciation	(274,248)
	$ 32,435

Depreciation expense for the year ended December 31, 2018 was $ 49,587.

6. Note Receivable from Employee

The Company has an unsecured note receivable from an employee that is payable in installments and will mature in the calendar year ending 2021. This loan bears interest at the rate of 2.68% per annum.

7. Net Capital Requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company's net capital was $257,897 which was $157,897 in excess of its minimum requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.65 to 1 as of December 31, 2018.

8. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2) (ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

9. Legal Claims

In the ordinary course of business, incidental to the Company's operations, the Company retains outside counsel to address claims with which the Company is involved. As of December 31, 2018, the Company was not aware of any legal proceedings, which management has determined to be material to its business operations.

10. Installment Note Payable

The Company has a Secured Equipment Note Payable to Leaf Capital in the amount of $9,550 with payments of $277 monthly through April 2022. The equipment securing the note has an original cost of $13,359.

11. Lease Commitments

In July 2013, the Company entered into a new lease for office space which expires in March 2025.

Minimum rentals under this leases is as follows: Year ended December 31

2019	$	222,615
2020		230,406
2021		238,471
2022		246,817
2023 and after		588,264
	$	1,526,573

In February 2016, the FASB issued ASU 2016-02, Leases (Topic) 842 which supercedes existing guidance on accounting for leases. This standard update, upon adoption, intends to increase transparency and improve comparability by requiring entities to recognize right-of-use assets and liabilities on the statement of financial condition for all leases with certain exceptions. The provisions of ASU 2016-02 are effective for reporting periods beginning after December 15, 2018; early adoption is permitted. The provisions of this update are to be applied using a modified retrospective approach. The Company expects to adopt this accounting standard on January 1, 2019. The Company's current operating lease portfolio is primarily composed of office space. The Company cannot reasonably estimate at this time the quantitive impact that the adoption of this accounting standard will have on its financial statements.

12. Concentration of Credit Risk

The Company maintains its bank accounts at two (2) different high credit quality financial institutions. The accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 at each institution. As of December 31, 2018, the Company did have uninsured funds at one institution. It is the opinion of management that the solvency of the financial institutions is not of particular concern at this time.

13. Date of Management's Review

The Company has evaluated subsequent events through February 25, 2019 which is the date the financial statements were available to be issued. There have been no subsequent events as of the date the financial statements were available to be issued which need to be disclosed in the accompanying financial statements.

14. Related Party Transactions

During the year ended December 31, 2018, the Company generated approximately $25,000 in trading income and commissions with related parties. All transactions with related parties were on terms equivalent to those that prevail at arm's length transactions reflected at the prevailing market prices on the days in which the transactions were executed.

ARCA

ARCA CAPITAL INVESTMENTS, INC.
SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

Net capital		
Total stockholder's equity	$	562,637
Less: non-allowable assets		
Other assets		78,957
Furniture and equipment, net		32,433
Security deposits		94,320
Non-allowable note receivable		35,900
Apex deposits		63,118
		304,728
Net capital before haircuts		257,909
Less:		
Securities haircuts		10
Net capital	$	257,899
Aggregate indebtedness	$	426,428
Computed minimum net capital required (6-2/3% of aggregate indebtedness)	$	28,429
Minimum net capital required (under SEC Rule 15c3-1)	$	100,000
Excess net capital	$	157,899
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	137,899
Percentage of aggregate indebtedness to net capital		165.35%

There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report.

See independent registered public accounting firm's report regarding supplementary information.

ARCA

ARCA CAPITAL INVESTMENTS, INC.

SCHEDULE II

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2018

The Company claims an exemption from Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2018.

ARCA

ARCA CAPITAL INVESTMENTS, INC.

SCHEDULE III

STATEMENT ON EXEMPTION RELATING TO PROSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2018

The Company claims an exemption from Rule 15c3-3 under Section (k)(2)(ii) in that all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2018.

KABAT SCHERTZER
DE LA TORRE TARABOULOS
& COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of Arca Capital Investments, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Arca Capital Investments, Inc. and the SIPC, solely to assist you and SIPC in evaluating Arca Capital Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Arca Capital Investments, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, supporting the adjustments, noting no differences.

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FLORIDA 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WEB KSDT-CPA.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED- UPON PROCEDURES (continued)

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Arca Capital Investments, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Arca Capital Investments, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

February 22, 2019

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FLORIDA 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WEB KSDT-CPA.COM

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*******1781*****************MIXED AADC 220
53110 FINRA DEC
ARCA CAPITAL INVESTMENTS INC
WELLS FARGO CENTER
333 AVENUE OF THE AMERICAS STE 2530
MIAMI, FL 33131-2179

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Perry Carter (305) 416-6302

2. A. General Assessment (item 2e from page 2) $ 1,303

B. Less payment made with SIPC-6 filed (**exclude interest**) (906)

7/18/18
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 397

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 397

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 397

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Arca Capital Investments
(Name of Corporation, Partnership or other organization)

Perry Carter [signature]
(Authorized Signature)

Financial and Operations Principal
(Title)

Dated the 11 day of February, 20 19 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

19

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,350,008
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	14,074
(2) Revenues from commodity transactions.	80
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	406,500
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Sublease Income On Office Space (Deductions in excess of $100,000 require documentation)	59,946
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 971	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	481,570
2d. SIPC Net Operating Revenues	$ 868,438
2e. General Assessment @ .0015	$ 1,303

(to page 1, line 2.A.)

20

KABAT SCHERTZER
DE LA TORRE TARABOULOS
&
COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Arca Capital Investments, Inc.

We have reviewed management's statements, included in the accompanying exemption report in which Arca Capital Investments, Inc. identified the following provisions of 17 § C.F.R. 15c3-3(k) under which Arca Capital Investments, Inc. claimed an exemption from 17 § C.F.R. 240. 15c3-3 (2) (ii) and Arca Capital Investments, Inc. stated that Arca Capital Investments, Inc. met the identified exemption provision throughout the most recent fiscal year ended December 31, 2018 without exception. Arca Capital Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Arca Capital Investments, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

February 22, 2019

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FLORIDA 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WEB KSDT-CPA.COM

ARCA Capital Investments, Inc.

Exemption Report Pursuant to SEC Rule 17a-5

For the Year Ended December 31, 2018

ARCA Capital Investments, Inc. is a registered Broker-Dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R 240 17a-5(d)(1) and (4). To the best of the Company's knowledge and belief, the Company states the following:

ARCA Capital Investments, Inc. operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provision for the year ended December 31, 2018, without exception.

We affirm to the best of our knowledge and belief, this Exemption Report is true and correct.

Simon Amich, Chief Executive Officer

Perry Carter, Financial Operations Principal